

Mail Stop 3233

July 26, 2018

<u>Via E-mail</u>
Benjamin S. Miller
c/o Rise Companies Corp.
1601 Connecticut Avenue NW
Suite 300
Washington, DC 20009

> Re: **Fundrise Real Estate Investment Trust, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 7**
> **Response dated July 20, 2018**
> **File No. 024-10492**

Dear Mr. Miller:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response that, based on discussions with and research performed by the Company's counsel, the Company has no reason to believe the jury trial waiver provision is not enforceable under state law. Please revise your disclosure to provide additional detail for the basis for this belief or provide an analysis explaining why the provision is enforceable. Please also specifically address any uncertainty as to the enforceability.

2. With respect to the jury trial waiver provision, please revise to clarify how the provision may impact purchasers in the primary offering as opposed to secondary purchasers. Specifically, address how a purchaser in the primary offering that also acquires shares in the secondary market may be impacted by this provision. Please also clarify how the provision may impact a purchaser the primary offering who sells all of their shares and then repurchases the shares in the secondary market. Lastly, please address whether

potential disparate rights of purchasers in the primary offering and purchasers in the secondary market result in two different share classes.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Legal Branch Chief
Office of Real Estate and
Commodities